             No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.

             Information has been incorporated by reference in this short from prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Secretary of Cardiome Pharma Corp. at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2, Telephone: (604) 677-6905, Email: cyip@cardiome.com. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Assistant Secretary of Cardiome Pharma Corp. at the above mentioned address and telephone number.

New Issue	Dated: June 5, 2003

Short Form Prospectus

CARDIOME PHARMA CORP.

3,810,000 Common Shares and 1,905,000 Warrants
Issuable Upon Exercise of Special Warrants

             This short form prospectus qualifies the distribution of 3,810,000 common shares (the "Common Shares") and 1,905,000 share purchase warrants (the "Warrants") of Cardiome Pharma Corp. ("Cardiome" or the "Company") issuable upon the exercise of previously issued special warrants (the "Special Warrants"). Each Special Warrant entitles the holder to acquire on the exercise thereof, without additional consideration, one Share and one-half of a Warrant. Each whole Warrant entitles the holder to purchase one additional Common Share at a price of $2.75 on or before 5:00 p.m. (Toronto time) on April 10, 2004. The Special Warrants were issued on April 10, 2003 on a private placement basis (the "Offering") pursuant to an underwriting agreement dated April 10, 2003 among Yorkton Securities Inc., Sprott Securities Inc., TD Securities Inc. and First Associates Investments Inc. (collectively, the "Underwriters") and the Company. Of the 3,810,000 Special Warrants issued, 3,762,000 were issued at a price of $2.10 per Special Warrant and 48,000 were issued at a price of $2.30 per Special Warrant, raising aggregate gross proceeds to the Company of $8,010,600. The Special Warrants are exercisable until 5:00 p.m. (Toronto time) on the earlier of the following dates (the "Expiry Date"): (i) the fifth business day following the date on which a receipt is issued for a final prospectus qualifying the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants from the last of the British Columbia, Ontario and Quebec securities commissions, and (ii) August 10, 2003. As of the date of this short form prospectus, none of the Special Warrants has been exercised. All unexercised Special Warrants will be deemed to be exercised on the Expiry Date.

			Net Proceeds
	Price to Public	Underwriters' Fee(1)	the Company(2)

Per Special Warrant	$2.10	$0.126	$1.974
(for 3,762,000 Special Warrants)

Per Special Warrant	$2.30	$0.138	$2.162
(for 48,000 Special Warrants)

Total Offering	$8,010,600	$480,636	$7,529,964

(1)
The Company paid a 6% cash fee to the Underwriters of $480,636 from the gross proceeds of the Offering for their services in connection with the Offering. No additional commission or fee will be paid by the Company in connection with the issuance of the Common Shares and Warrants on exercise of the Special Warrants or upon the issuance of the Common Shares underlying the Warrants if, as and when such Warrants are exercised.

(2)	Prior to deducting expenses of the Offering, estimated to be $200,000.

             An investment in securities of the Company should be regarded as highly speculative due to the nature of the Company's business. See "Forward-Looking Statements" and "Risk Factors". There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants acquired under this short form prospectus.

             The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "COM". On April 10, 2003, the closing date of the Offering, the closing price of the Common Shares on the TSX was $2.20. On June 4, 2003, the closing price of the Common Shares on the TSX was $3.45. The TSX has approved the listing of the Common Shares issuable upon exercise of the Special Warrants and Warrants.

             Certain legal matters relating to the distribution of the Common Shares and Warrants upon exercise of the Special Warrants will be passed upon on behalf of the Company by Catalyst Corporate Finance Lawyers and on behalf of the Underwriters by Fasken Martineau DuMoulin LLP.

ii

TABLE OF CONTENTS

	Page No.		Page No.

EXCHANGE RATE INFORMATION	1	USE OF PROCEEDS	7
FORWARD-LOOKING STATEMENTS	1	CAPITALIZATION	7
DOCUMENTS INCORPORATED BY		PLAN OF DISTRIBUTION	8
REFERENCE	2	SHARE CAPITAL	9
THE COMPANY	3	DIVIDEND POLICY	9
Company Overview	3	RISK FACTORS	9
Summary of Current Projects	3	AUDITORS, TRANSFER AGENT AND
General Development of the Business	5	REGISTRARS	19
Acquisition of Cardiome, Inc. (formerly Paralex,		LEGAL MATTERS	19
Inc.)	5	CONTRACTUAL RIGHT OF ACTION	19
Recent Developments	5	PURCHASERS' STATUTORY RIGHTS	19
Incorporation and Subsidiaries	5	CERTIFICATE OF THE COMPANY	C-1
SELECTED FINANCIAL DATA	6	CERTIFICATE OF THE UNDERWRITERS	C-2

EXCHANGE RATE INFORMATION

             Unless otherwise stated, all dollar amounts in this short form prospectus refer to Canadian dollars. On June 4, 2003, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.3574 based upon the Bank of Canada noon buying rate on that date.

FORWARD-LOOKING STATEMENTS

             This short form prospectus contains forward-looking statements reflecting Cardiome's current operations and expectations in the therapeutic drug development market. These statements reflect management's current beliefs and are based on information currently available to management. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, changes in market and competition, technological and competitive developments, and potential downturns in economic conditions generally. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Cardiome assumes no obligation to update or revise the forward-looking statements contained herein.

DOCUMENTS INCORPORATED BY REFERENCE

             The following documents filed with the securities commissions in the Provinces of British Columbia, Ontario and Quebec are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

1.	annual report on Form 20-F of the Company dated May 8, 2003 filed as the annual information form of the Company for the fiscal year ended November 30, 2002;

2.
unaudited interim consolidated financial statements of the Company and the notes thereto for the three month period ended February 28, 2003, together with the Management's Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended February 28, 2003;

3.
audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended November 30, 2002 and 2001, together with the auditor's reports thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years ended November 30, 2002, 2001 and 2000;

4.
audited balance sheet and statements of loss, shareholders' equity and cash flows of Cardiome, Inc. (formerly Paralex, Inc.) as at and for the period ended November 30, 2001, included in the Company's prospectus dated February 28, 2002;

5.	unaudited balance sheet and statements of loss, shareholders' equity and cash flows of Cardiome, Inc. as at and for the three month periods ended February 28, 2002 and 2001;

6.	unaudited pro forma consolidated statement of loss of the Company for the year ended November 30, 2002;

7.	Information Circular of the Company dated April 3, 2003, but excluding the information under the headings "Report on Executive Compensation", "Performance Graph" and "Corporate Governance";

8.
Material Change Report of the Company dated December 5, 2002 announcing that a proof-of-concept oral dosing study in humans demonstrates that the Company's antiarrhythmic drug RSD1235 has significant oral bioavailability;

9.
Material Change Report of the Company dated January 6, 2003 announcing the appointment of Doug Janzen to the position of Chief Financial Officer and the promotion of Christina Yip to Vice President, Finance and Administration;

10.	Material Change Report of the Company dated March 4, 2003 announcing the Company's financial results for the fiscal year ended November 30, 2002;

11.	Material Change Report of the Company dated March 12, 2003 announcing that the Company has commenced patient dosing of oxypurinol in a Phase II/III study of patients with congestive heart failure;

12.	Material Change Report of the Company dated April 7, 2003 announcing that the Company had entered into an agreement with Yorkton Securities Inc. in respect of the Offering;

13.	Material Change Report of the Company dated April 16, 2003 announcing that the Company completed the Offering;

14.	Material Change Report of the Company dated May 2, 2003 announcing its unaudited financial results for the three month period ended February 28, 2003; and

15.	Material Change Report of the Company dated May 15, 2003 announcing that RSD1235 is proceeding to Phase III clinical development.

             Any annual reports on Form 20-F or annual information forms, interim unaudited financial statements, information or management proxy circulars and material change reports (other than confidential material change reports) filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and before completion or withdrawal of this Offering, will deemed to be incorporated by reference into this short form prospectus.

             Any statements contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded the prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

             Copies of documents incorporated by reference herein may be obtained upon request without charge from the Company's Assistant Secretary at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2, Telephone: (604) 677-6905, Email: cyip@cardiome.com. Copies of the documents are also available for downloading from the internet at www.sedar.com.

             In this short form prospectus, unless the context otherwise indicates, the terms "we", "us", "our", and similar terms as well as references to "Cardiome" or the "Company" refer to Cardiome Pharma Corp. together with its subsidiaries.

THE COMPANY

Company Overview

             Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Our current drug discovery and development efforts target the treatment of cardiac arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal, and congestive heart failure, which is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Our arrhythmia drug candidates are designed to stop, and prevent future occurrences of, arrhythmia by blocking specific ion channels, which are specialized pores in the membrane of certain cells, found only in the atria of the heart. Our congestive heart failure drug candidate inhibits the enzyme xanthine oxide, which degrades a particular protein called xanthine oxidase, which is important to human heart function. We believe that increasing the presence of xanthine oxidase will improve the ability of the heart to pump blood. We also have a program, applying our congestive heart failure drug candidate, for the treatment of allopurinol intolerant hyperuricemia (gout).

Summary of Current Projects

             We have two projects focused on arrhythmia, one on congestive heart failure and one on the treatment of allopurinol intolerant hyperuricemia (gout).

             There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less life-threatening but more widespread than ventricular arrhythmias. Ventricular arrhythmias affect the two lower chambers of the heart and are life-threatening. Our antiarrhythmic projects treat atrial arrhythmias.

             Congestive heart failure is a disease characterized by an inability of the heart to pump blood at a rate sufficient to support the body's needs. An imbalance between the ability of the left ventricle to pump blood, called ventricular performance and the speed that the heart tissue can metabolize the oxygen contained in the blood, called myocardial oxygen consumption, leads to an impairment of the heart's ability to contract. This impairment leads to congestive heart failure.

             The following table indicates the name of our product candidates, their therapeutic focus and their stage of development:

Product Candidate	Therapeutic Focus	Stage of Development

RSD1235	Atrial Arrhythmia (intravenous)	Proceeding to Phase III clinical trial
Kv1.5	Atrial Arrhythmia	Pre-clinical
Oxypurinol	Congestive Heart Failure	Phase II/III clinical trial initiated
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	Phase II/III clinical trial completed

RSD1235              RSD1235 is an agent used to treat atrial arrhythmia that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. In a phase II clinical trial using intravenous administration of RSD1235, RSD1235 effectively terminated atrial fibrillation ("AF") and converted AF to normal heart rhythm. The Phase II clinical trial, completed in September 2002, involved 56 new-onset AF patients and showed that RSD1235 terminated AF in 61% of patients receiving the drug compared to 5% of patients receiving the placebo within 30 minutes of the end of infusion of the drug. In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. We are currently in the process of developing our strategy for Phase III clinical trials for the intravenous application of RSD1235 which may involve a third party collaboration. We plan to conduct three separate Phase III clinical trials, one of which we expect to initiate in the second half of 2003. This Phase III trial is projected to be completed by the end of 2005 and cost approximately U.S.$10.7 million, of which approximately U.S.$2.4 million is expected to be incurred in the fiscal year ending November 30, 2003. In the meantime, we are seeking partnerships with pharmaceutical companies to help further develop and market this compound. With respect to the clinical development of the oral application of RSD1235, we continue to evaluate several strategic options and have not allocated a material amount of our budget for clinical development of the oral application of RSD1235 at this time.

Kv1.5              Our Kv1.5 program is a discovery-stage program focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. An ion channel is a specialized pore in the membrane of cells which assists in controlling and transferring electrical impulses, called action potentials, in the cell. This project is in the pre-clinical stage. Our recent data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. We expect to identify additional lead compounds for this project in 2003.

Oxypurinol              In the oxypurinol program, we expect to determine if oxypurinol is a safe and effective therapy for the treatment of congestive heart failure. We submitted an investigational new drug application with the U.S. Food and Drug Administration in June 2002. In March 2003, we initiated a Phase II/III clinical trial on using the oral application of oxypurinol to treat congestive heart failure. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol in the treatment of congestive heart failure. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. The Phase II/III clinical trial is estimated to cost U.S.$6.7 million, of which at least U.S.$0.67 million will be incurred in the fiscal year ending November 30, 2003. We anticipate the completion of this trial by the end of 2004. We have also initiated, or plan to initiate this year, three small proof-of-concept trials, two on the intravenous application of oxypurinol and one on the oral application of oxypurinol for the treatment of congestive heart failure. The estimated cost associated with these proof-of-concept trials is U.S.$500,000 and we expect they will be completed by the end of 2003.

             Pursuant to our license from ILEX Oncology, Inc. ("ILEX"), we exercised our option to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), in May 2002. A pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol was completed by ILEX prior to our acquisition of this technology. We are evaluating the appropriate strategy for a new drug application submission for oxypurinol to treat allopurinol intolerant gout patients.

             We are currently conducting our own research and development on our product candidates. We do not plan to develop an in-house marketing or manufacturing capability. As part of our business strategy, we will seek collaborative partners to spearhead late-stage development and marketing of these product candidates.

General Development of the Business

             Since 1992, we have been involved in research and development of technology acquired from the University of British Columbia used to decrease the incidence of arrhythmia. Until 2001, we were also developing this technology for local anaesthetic and other uses. In addition, we acquired technology from Drs. Macleod and Quastel of the University of British Columbia in 1997 and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late 2000), and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, we closed a $5.1 million private placement to Canadian institutional investors and in April 2000, we closed a $7.8 million private placement to Canadian institutional investors. In January 2001, we narrowed our focus to the cardiac area and during the fiscal year ended November 30, 2001, we allocated all of our research and development resources to our projects relating to cardiac arrhythmia. In October 2001, we closed a $1.1 million private placement to our existing Canadian investors. In March 2002, we closed a concurrent public offering in Canada and private placement in the United States raising $30.9 million and acquired Cardiome, Inc. (formerly Paralex, Inc.). The acquisition of Cardiome, Inc. provided us with the technology it had licensed from The Johns Hopkins University ("JHU") for the use of oxypurinol in the treatment of congestive heart failure, and an option from ILEX to acquire rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), which we exercised in May 2002. In April 2003, we closed the Offering.

Acquisition of Cardiome, Inc. (formerly Paralex, Inc.)

             On March 8, 2002, we completed the acquisition of all of the outstanding shares of Cardiome, Inc., in exchange for 8,203,396 Common Shares. Also, on March 8, 2002, we completed a concurrent public offering in Canada and private placement in the U.S. of $30.9 million and issued 9,309,657 Common Shares along with warrants entitling the holders to purchase 2,327,414 Common Shares at a price of $6.64 per Common Share.

             Prior to the acquisition, Cardiome, Inc. was a private, New York based development-stage bio-pharmaceutical company incorporated in January 2001. Since that time, it had not conducted any significant business activities other than entering into license agreements with JHU and ILEX. The license from JHU is for certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. The license from ILEX is for rights to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol for the treatment of gout, which we have exercised. Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. Prior to the acquisition, Cardiome, Inc. did not have any research and development expenditures and had no employees.

Recent Developments

             At our annual general meeting of shareholders held on May 12, 2003, Kenneth Galbraith was elected as a new director, replacing Dr. Elizabeth Rogers. Our current directors are Mark C. Rogers, Robert W. Rieder, Alan M. Ezrin, Arthur (Tim) Garson, Jr., Kenneth Galbraith, Fred H. Mermelstein, Kim Sun Oh, Ralph Snyderman and Michael J. Walker. Following the meeting, the board of directors appointed Dr. Elizabeth Rogers as Corporate Secretary, replacing Jim Heppell.

             Also on May 12, 2003, our shareholders approved the creation of a class of preferred shares, issuable in series. Each series of preferred shares will have the rights and restrictions determined by the board of directors of the Company at the time the series is created. No preferred shares have been issued by the Company.

Incorporation and Subsidiaries

             We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed the focus of our business from mining exploration to drug research and development and changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act

(the "CBCA"). We have two wholly-owned subsidiaries: Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia), and Cardiome, Inc. (formerly Paralex, Inc.) a corporation incorporated under the Delaware General Corporation Law. In September 2002, Atriven Cardiology Corp., formerly one of our subsidiaries, was dissolved and its assets were transferred to Cardiome Pharma Corp.

             Our head office is located at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2. The address and the contact numbers of our registered office are as follows: 1400 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9, telephone number: (604) 688-6900 and fax number: (604) 443-7000.

SELECTED FINANCIAL DATA

             The following table sets forth our selected financial data for each of the years in the three-year period ended November 30, 2002 and for the three-month periods ended February 28, 2003 and 2002. This data is derived from our audited consolidated financial statements and our unaudited interim consolidated financial statements. The following is intended as a summary only and reference is made to the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles, incorporated by reference in this short form prospectus.

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	November 30,	November 30,	November 30,
	2003	2002	2002	2001(1)	2000
	(unaudited)
OPERATING DATA
Revenue
Research collaborative and licensing fees	$377,127	$37,805	$1,768,409	$197,028	$92,095
Grant income	11,000	11,000	37,000	88,137	135,363

Total	$388,127	$48,805	$1,805,409	$285,165	$227,458

Expenses
Research and development	$3,227,635	$1,234,860	$10,146,508	$5,498,838	$4,732,656
General and administration	722,547	486,144	3,409,940	1,741,193	1,569,044
Amortization	888,393	106,268	3,011,501	550,097	917,288

Total	$4,838,575	$1,827,272	$16,567,949	$7,790,128	$7,218,988

Operating loss	$(4,450,448)	($1,778,467)	($14,762,540)	($7,504,963)	($6,991,530)

Other income
Interest and other income	132,754	16,636	632,834	347,078	495,894

Loss before income taxes	$(4,317,694)	($1,761,831)	($14,129,706)	($7,157,885)	($6,495,636)
Future income tax recovery	--	--	100,000	--	--

Net Loss for the period	$(4,317,694)	($1,761,831)	($14,029,706)	($7,157,885)	($6,495,636)

Basic and diluted loss per Common Share(3)	(0.15)	(0.17)	(0.60)	(0.69)	(0.69)
Weighted average number of outstanding	28,308,098	10,415,965	23,560,044	10,304,579	9,359,210
Common Shares(3)

BALANCE SHEET DATA
Assets
Current assets	$15,455,538		20,320,243	4,430,791
Capital assets	395,244		399,646	302,583
Intangible and other assets	28,310,704		29,111,861	1,536,249

Total assets	$44,161,486		49,831,750	6,269,623

Capital Lease Obligations	55,327		61,480	--
Deferred revenue	1,322,667		1,454,933	1,348,374

Shareholders' Equity
Share capital(3)	88,572,989		88,582,098	32,251,393
Special warrants	--		--	966,000
Contributed surplus	1,276,266		1,276,266	1,192,266
Deficit	$(48,743,510)		($44,425,816)	($30,396,110)

Total shareholders' equity	$41,105,745		45,432,548	4,013,549

Notes:

(1)
Effective December 1, 2000, Cardiome adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change was applied retroactively and, as permitted, the comparative financial statements were not restated. The change in accounting policy for the year ended November 30, 2001 resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the year ended November 30, 2001 of $102,720. Before theadoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

(2)
Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. generally accepted accounting principles, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999.The change has been applied retroactively as disclosed under Note 3(b) of the audited consolidated financial statements of Cardiome for the year ended November 30, 2002. The impact of this change on the results of operations for the year ended November 30, 2000 as previously reported, was to reduce research collaborative, licensing and option fees by $1,999,598, increase the loss for the year by $1,999,598, increase deferred revenue by $1,499,598 and increase the deficit by $1,999,598.

(3)	There are 28,308,098 Common Shares issued and outstanding as of the date of this short form prospectus (excluding any Common Shares issuable upon the exercise of any Special Warrants).

USE OF PROCEEDS

             The net proceeds received by Cardiome from the sale of the Special Warrants, after deducting the Underwriters' fee and estimated expenses of the Offering, are $7,329,964. The net proceeds of the Offering will be used to fund Phase III clinical development of the intravenous application of RSD1235. See "The Company – Summary of Current Projects – RSD1235". The ultimate allocation of such proceeds and the timing of their expenditure will depend upon the prevailing business opportunities and conditions, regulatory approval, agreements with strategic partners and the progress of clinical development and testing. Until applied to the foregoing uses, the proceeds of the Offering will be invested in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and bankers' acceptances.

CAPITALIZATION

				Outstanding at
				February 28, 2003
			Outstanding at	After Giving Effect to
	Currently	Outstanding at	February 28, 2003	this Offering
	Authorized	November 30, 2002	(unaudited)	(unaudited)(1)

Obligations under Capital Lease(2)	N/A	$61,480	$55,327	$55,327
Shareholders' Equity
Common Shares	Unlimited	$88,582,098	$88,572,989	$95,902,953	(3)
		(28,308,098 shs)	(28,308,098 shs)	(32,118,098 shs)
Contributed Surplus		$1,276,266	$1,276,266	$1,276,266
Deficit		($44,425,816)	($48,743,510)	($48,743,510)
Total Shareholders' Equity		$45,432,548	$41,105,745	$48,435,709
Total Capitalization		$45,494,028	$41,161,072	$48,491,036

Notes:

(1)
Reflects the issue of 3,810,000 Special Warrants for net proceeds of $7,329,964 and the exercise of such Special Warrants into 3,810,000 Common Shares and 1,905,000 Warrants, but does not reflect the exercise of any Warrants. See “Plan of Distribution”.

(2)
Includes the current portion. See Note 12 of the Company's audited consolidated financial statements for the fiscal year ended November 30, 2002 for a description of commitments under operating leases.

(3)	After deducting the expenses of the Offering estimated at $200,000 and the Underwriters’ fee of $480,636.

PLAN OF DISTRIBUTION

             This short form prospectus qualifies the distribution of 3,810,000 Common Shares and 1,905,000 Warrants of the Company to be issued upon the exercise of previously issued Special Warrants.

             The Special Warrants, Common Shares and Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.

             The Company entered into an underwriting agreement with the Underwriters dated April 10, 2003, whereby the Underwriters agreed to purchase 3,810,000 Special Warrants on a private placement basis. On April 10, 2003 (the "Closing Date"), the Special Warrants were sold to purchasers resident in British Columbia, Ontario and Quebec at a price of $2.10 per Special Warrant for 3,762,000 of the Special Warrants and at a price of $2.30 per Special Warrant for 48,000 of the Special Warrants, raising aggregate gross proceeds to the Company of $8,010,600. The Offering prices were determined by negotiation between the Company and the Underwriters, in accordance with the policies of the TSX.

             The Special Warrants were issued pursuant to and are governed by a special warrant indenture (the "Special Warrant Indenture") between the Company and Pacific Corporate Trust Company, as trustee, dated the Closing Date. Each Special Warrant entitles the holder to acquire on the exercise thereof, without additional consideration, one Share and one-half of a Warrant at any time on or before 5:00 p.m. (Toronto time) on the earlier of the following dates (the "Expiry Date"): (i) the fifth business day following the date (the "Clearance Date") on which a receipt is issued for a final prospectus (the "Qualifying Prospectus") qualifying the distribution of the Common Shares and Warrants from the last of the British Columbia, Ontario and Quebec securities commissions, and (ii) August 10, 2003.

             Each whole Warrant issued pursuant to the exercise of Special Warrants will entitle the holder to purchase one Common Share at an exercise price of $2.75 on or before 5:00 p.m. (Toronto time) on April 10, 2004. The Warrants will be transferable, subject to compliance with securities laws, but will not be listed on the TSX. The Warrants are governed by a warrant indenture (the "Warrant Indenture") entered into between the Company and Pacific Corporate Trust Company, as trustee, dated the Closing Date. The terms of the Warrant Indenture provide that, among other things, the Warrants and the number of Common Shares issuable upon their exercise will be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Common Shares, certain distributions of Common Shares, certain offerings of rights and certain capital reorganizations. No fractional Warrants will be issued, with fractions of 0.5 or more rounded up and fractions of less than 0.5 rounded down to the nearest whole number. A holder of Warrants will not become a shareholder of the Company by virtue of holding such Warrants.

             As of the date of this short form prospectus, none of the Special Warrants has been exercised. All unexercised Special Warrants will be deemed to be exercised on the Expiry Date.

             The Company has agreed to use its best efforts to obtain, on or before 5:00 p.m. (Toronto time) on June 9, 2003, a receipt for this short form prospectus from each of the British Columbia, Ontario and Quebec securities commissions. The Special Warrants were issued pursuant to exemptions from the prospectus requirements of applicable securities legislation. The Special Warrants, and any Common Shares or Warrants issued pursuant to the exercise of Special Warrants prior to a receipt being issued for this short form prospectus, are subject to restrictions on resale until such time as the hold period prescribed by the securities legislation in the applicable jurisdiction has expired, a further statutory exemption may be relied upon by the purchaser, a discretionary order is obtained from the applicable securities regulatory authority, or a receipt for this short form prospectus is issued by the applicable securities regulatory authority.

             The net proceeds of the Offering were remitted to Pacific Corporate Trust Company to be held in escrow by Pacific Corporate Trust Company until the earlier of the Clearance Date and August 10, 2003, at which time such proceeds will be remitted to the Company.

             The Company paid to the Underwriters a cash fee of 6% of the gross proceeds of the Offering, an aggregate of $480,636. No additional commission or fee will be paid by the Company in connection with the issuance of the Common Shares and Warrants on exercise of the Special Warrants or upon the issuance of the Common Shares underlying the Warrants if, as and when such Warrants are exercised.

             The Company has agreed for the benefit of the Underwriters, for a period of 90 days from the Closing Date, not to reserve, allot, create or issue any Common Shares or other rights to acquire Common Shares, other than: (i) pursuant to securities already outstanding on the Closing Date, (ii) options and Common Shares issued in connection with the Company's stock option plan, (iii) in connection with a strategic alliance or partnership for the commercialization of the Company's products, or (iv) with the consent of the Underwriters. In addition, each of the directors and officers of the Company has agreed for the benefit of the Underwriters, until the earlier of the Expiry Date and 90 days from the Closing Date, not to offer, sell, assign, pledge, alienate, transfer or otherwise dispose of any of their Common Shares or securities convertible into Common Shares.

             The TSX has approved the listing of the Common Shares issuable upon exercise of the Special Warrants and Warrants.

SHARE CAPITAL

             The authorized share capital of Cardiome consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of the date of this short form prospectus, 28,308,098 Common Shares and no preferred shares were issued and outstanding. All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No Common Shares have been issued subject to call or assessment. The Common Shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company's articles and bylaws and the CBCA.

             The preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations will be determined at the time of creation of each such series by the Company's board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of the dissolution, liquidation or winding-up of the Company.

DIVIDEND POLICY

             The Company has not declared or paid any dividends on its Common Shares since its inception. The Company currently anticipates that it will retain any earnings to finance expansion and development of its business.

RISK FACTORS

             You should consider carefully the following risks and other information included or incorporated by reference in this short form prospectus, including our historical consolidated financial statements and related notes, before you decide to purchase our Common Shares. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Common Shares could decline and you could lose part or all of your investment.

             We are establishing a new pharmaceutical development business and have no developed or approved products

             We are in the early drug discovery and development stage and are subject to all of the risks associated with the establishment of a new business enterprise. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business.

             Our proposed products are currently in the research and development stage and we have not generated any revenues from product sales, nor do we expect to generate any product revenues in the foreseeable future. Most of the pre-clinical research and clinical development work and testing for our product candidates remains to be completed, as Kv1.5 is in the pre-clinical stage, RSD1235 is proceeding to a Phase III clinical trial and oxypurinol in the treatment of congestive heart failure is in a Phase II /III clinical trial. In addition, the intellectual property rights and pre-clinical data associated with RSD1122 were returned to us from our former collaborative partner, AstraZeneca AB on July 4, 2002. We decided not to carry out and fund further research and development on this drug candidate at this time. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective or that we will be unable to receive necessary regulatory clearances in order to commercialize them.

             Our failure to successfully develop and obtain regulatory approval for our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

             If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them

             Even if we do develop a safe and effective product and obtain the necessary regulatory clearances, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product:

  will not be economical to market, or marketable at prices that will allow us to achieve profitability, will not be successfully marketed or achieve market acceptance, will not be preferable to existing or newly developed products marketed by third parties, or will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product.

             The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by us.

             In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Information incorporated by reference in this short form prospectus includes estimates of the number of patients who have received or might have been candidates to use a specific product. Accordingly, these estimates may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.

             Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

We have limited revenues, a history of significant losses and an accumulated deficit

             We have had no sales revenue to date. Although we have been involved in the pharmaceuticals industry since 1992, we have been engaged only in research and development. We have generated limited non-sales revenue and have incurred significant operating losses, including net losses of $4,317,694 for the three-month period ended February 28, 2003, and $14,029,706, $7,157,885, and $6,495,636 for the years ended November 30, 2002, 2001 and 2000, respectively. Our revenues were $388,127 for the three-month period ended February 28, 2003, and $1,805,409, $285,165 and $227,458 for the years ended November 30, 2002, 2001, and 2000, respectively. Since inception, our accumulated deficit is $48,743,510, as of February 28, 2003. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations.

             We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

             We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. While we believe that our current capital resources, including the proceeds from outstanding warrants, if exercised, will be sufficient to fund our operations as currently anticipated for the next two fiscal years, we do not expect to be able to commercialize our product candidates or complete all of our current clinical studies during this period. Accordingly, unless we are able to access the capital markets, our resources during this period will be limited to cash on hand and any revenues we are able to generate from corporate collaboration or licensing arrangements.

             In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

  we make faster than expected scientific progress in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries, our progress with pre-clinical studies and clinical trials is delayed or we experience set backs, we experience delays or unexpected increased costs in connection with obtaining regulatory approvals, we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or we are required or elect to develop, acquire or license new technologies and products.

             We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions. However, if our research and development activities do not show positive progress, or if capital market conditions in general or with respect to biotechnology or development stage companies such as ours are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.

             If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our discovery, research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

             Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

             The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition by new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our Common Shares. For example, since 1996, after giving effect to our reverse stock split completed on March 8, 2002, our share price in Canada experienced an increase from $2.60 during our fiscal year ended November 30, 1997 to our historic high of $12.60 during our fiscal year ended November 30, 1998 and then a drop to our historic low of $1.35 during the third quarter of our fiscal year ended November 30, 2002. During the period from September 1, 2000 to December 31, 2000 alone, the price of our Common Shares ranged from a high of $9.00 to a low of $2.00 as we announced our successful completion of a licensing agreement with AstraZeneca AB in October 2000 and our unsuccessful Phase II clinical results of our Cough Program, one of our previous projects, in December 2000.

             It is uncertain whether any products we develop will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

             The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, in the United States principally by the Food and Drug Administration, in Canada by the Therapeutic Products Directorate and by other similar agencies in other countries. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

             Currently, in connection with our pre-clinical development activities for Kv1.5, our preparation for a Phase III clinical trial for RSD1235, our Phase II/III clinical trial for oxypurinol in the treatment of congestive heart failure, and if we proceed to submit a new drug application for oxypurinol in the treatment of gout, we are required to adhere to guidelines established by the Food and Drug Administration and the Therapeutic Products Directorate. These agencies and the regulatory process in general require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years and require the expenditure of substantial resources.

             In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates or fail to obtain the regulatory approval or clearance required to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals or clearances for any products developed by us.

             Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing good manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

             We are also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional amounts to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production and marketing of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.

             We have substantial competition in the pharmaceutical industry and with respect to products we are developing

             The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as we do. Because of the number of competitors we face, as well as resources available to certain of our competitors, there is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them.

             Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of ours. Currently, these companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

             There is extensive competition within our area of concentration, antiarrhythmic drugs, both from existing therapies and therapies under development. Our most significant competitors in this therapeutic area are well established, large pharmaceuticals companies that have significantly more financial resources than us. These competitors currently produce and market both generic and branded antiarrhythmic drugs. Examples of generic antiarrhythmic drugs include propafenone, atenolol, diltiazem and amiodarone. Examples of branded antiarrhythmic drugs include Tambocor (flecainide) produced by 3M Pharmaceuticals Co., Quinaglute (quinidine gluconate) and Betapace (sotalol) produced by Berlex Laboratories, Inc., and Tykosin (dofetilide) produced by Pfizer Inc. While side effects are a risk of all medication, those associated with existing antiarrhythmic drugs are especially hard to manage. These side effects include proarrhythmia, the more-frequent occurrence of pre-existing arrhythmias or the appearance of new arrhythmias as bad or worse than those being treated. We believe our atrial arrhythmia drug candidate will be able to compete with the aforementioned drugs on the basis of superior safety, however, our drugs are still in development. We need to conduct extensive additional pre-clinical studies and clinical trials to gain regulatory approvals for commercialization and face the risk that other promising drugs may be introduced to the market by our competitors ahead of us. Even if we are able to provide a safer antiarrhythmic drug relative to the aforementioned drugs and are successful in obtaining the required regulatory approvals for commercialization, we will face additional marketing risks such as competition on the basis of ease of use, adaptability to various modes of administration, acceptance by physicians, and coverage of our patent position relative to those of our competitors.

             The competition within the congestive heart failure therapeutic area is even more extensive compared to that within the antiarrhythmia therapeutic area. There are more congestive heart failure drugs available in the market and many of these drugs have side effects that are easier to manage, compared to those of antiarrhythmic drugs. Examples of generic drugs for conventional treatment of congestive heart failure include spironolactone and digoxin, and for supplemental treatment of congestive heart failure include enalapril, isosorbide and metoprolol. Examples of branded drugs for supplemental treatment of congestive heart failure include Capoten (captopril) produced by Bristol-Myers Squibb Company, Coreg (carvedilol) produced by GlaxoSmithKline PLC and Norvasc (amlodipine) produced by Pfizer Inc. Competition also comes from new emerging therapies using angiotensin II receptor blockers, such as valsartan for use in patients with congestive heart failure currently being studied by Novartis Pharmaceuticals Corporation, and calcium channel blockers. We believe we can compete with the aforementioned drugs by introducing a new therapeutic approach, xanthine oxidase inhibitors, which we believe have the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by some of the current medication. However, our drug candidate, oxypurinol, is still in very early stages of development. Other companies with greater resources may introduce alternative drugs or new therapies much faster than us. Even if we are able to establish oxypurinol as a safer and more effective alternative to other drugs and are successful in obtaining the required regulatory approvals for commercialization, we still have to overcome significant marketing risks and challenges in order to achieve commercial success.

             We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives

             As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology and pharmaceutical companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain "key person" life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

             We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

             We have employment contracts of varying lengths with all of our key executives, which include an incentive provision for the granting of stock options which vest over time, designed to encourage the individual to stay with us. However, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

             Our products will rely on licenses of proprietary technology owned by third parties

             The manufacture and sale of any products developed by us will involve the use of processes, products, or information, the rights of which are owned by third parties. Specifically, our rights to the use of oxypurinol arise from our licenses from JHU and ILEX. Our license from JHU is an exclusive worldwide license to certain patent applications. In addition to license fees already paid, our license from JHU requires us to make royalty payments on the net sales of any product we develop with the licensed technology. Our obligation to make such payments and the license itself terminate on April 17, 2021. Our license from ILEX is an exclusive worldwide sublicense under an exclusive license ILEX has obtained from Burroughs Wellcome Co; and The Wellcome Foundation Ltd. In addition to initial fees and option fees already paid, our license from ILEX requires us to pay other milestone payments and royalties based on net sales of products we develop from the licensed technology. The license terminates upon the expiration of ILEX’s obligation to pay royalties on its original license of the technology, determined on a country by country basis, at which time our license will convert into a fully-paid, non-exclusive royalty-free license or sublicense. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, because of the uncertainty regarding the length of time it may take for us to develop any marketable products with this technology, it is possible that such licenses or rights might be terminated or expire during critical periods. Furthermore, because we are at a very early stage of product development, we cannot determine if additional licenses or other rights may be required in order to produce a marketable product. If such additional licenses or other rights are crucial for marketing purposes, and we are not able to obtain them on favorable terms, or at all, the commercial value of our product will be significantly impaired. In addition to the foregoing, our license from the University of British Columbia requires royalty payments on the net sales of certain antiarrhythmia products, not including RSD1235 or products related to our Kv1.5 technology, we develop with the licensed technology. The license from the University of British Columbia terminates upon expiration of the last patent obtained under it, which is September 23, 2014. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.

             We rely on proprietary technology, the protection of which can be unpredictable and costly

             Our success will depend in part upon our ability to obtain patent protection or patent licenses. We have licensed one patent, three patent applications and certain other rights relating to oxypurinol. The composition of matter patents for oxypurinol have expired. Our license from JHU provides for patent rights as they relate to the commercial use of xanthine oxidase inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. However, at this point in time, it is not certain that this is the method of action of xanthine oxidase inhibitors. If it is not, the rights we have obtained may have limited value. In order to obtain additional patent protection surrounding oxypurinol, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol.

             Currently, we have 42 patent applications and have licensed certain rights under an additional 18 patents relating to RSD1235, RSD1122 and the related family of compounds for antiarrhythmia and local anaesthesia applications. We have three patent applications relating to Kv1.5. In addition, we have 14 additional patent applications relating to areas we are no longer actively pursuing, excluding the 37 patent applications assigned to UCB Farchim S.A. (“UCB”) as a result of the sale of our anti-tussive program to UCB in September 2002.

             We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or the underlying technology. There is also a risk that any patents issued covering our products or any patents licensed to us may be successfully challenged or that our products might infringe the patents of third parties. If our products infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or the products of a third party, we could incur substantial legal expenses with no assurance of success.

             In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements. The value of our assets could also be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

             Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party's proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

             The inability to manage our future growth could impair our operations and financial results

             Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in our operational, financial, manufacturing and management information systems could have a material adverse effect on our business, financial condition, and results of operations.

             In particular, the anticipated benefits of the acquisition of Cardiome, Inc. (formerly Paralex, Inc.) will not be achieved unless the acquisition is cost efficient. The combination of our business with Cardiome, Inc. required the integration of research and development and administrative operations. The transition to a combined company has required substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. Although Cardiome, Inc. has incurred only limited expenses prior to our acquisition of it, we expect to spend a significant amount of our resources on the development of oxypurinol.

The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on our ability to successfully pursue the development of the drug candidates acquired by us. The risks associated with our absorption of expenses and ongoing cash requirements of Cardiome, Inc. will increase the pressure on us to achieve synergistic cost reductions as rapidly as possible and, if we are unable to do so, our financial position may be impaired.

             If we develop products with commercial potential, we have no experience in commercial manufacturing

             We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favorable terms, we may be unable to compete effectively in the marketplace.

             We intend to continue to contract with our current vendors for the manufacture of oxypurinol and RSD1235. We may need to contract with additional manufacturers for the manufacture of oxypurinol or RSD1235. Because of the high degree of expertise necessary to produce chemical products, it is a time consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify and do not know whether there will be any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

             If we manufacture pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

             The manufacturer of our pharmaceutical products, if any, will be subject to current good manufacturing practices or similar regulations prescribed by the Food and Drug Administration in the United States, the Therapeutic Products Directorate in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. As we will be dependent on third parties, our ability to ensure that any entity manufacturing products on our behalf is able to comply with good manufacturing practices or satisfy certain regulatory inspections in connection with the manufacture of our proposed products will be limited. Failure or delay by any manufacturer of our products to comply with good manufacturing practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on us.

             We do not have the marketing expertise needed for the commercialization of our products

             Although we do not have any foreseeable need to market products because we are in the development stage, we do not currently have the resources to market the products that we may develop. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Accordingly, if we are able to develop any products with commercial potential, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. Our ability to develop such a marketing capability or negotiate favorable terms in connection with any such joint venture, license or other arrangement is untested. Extensive licensing or joint venture agreements will also result in less income than if we marketed the products ourselves.

             Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products

             We currently have only one active corporate collaboration, which is our collaboration with UCB for a project we no longer own. However, the success of our business is largely dependent on our ability to enter into additional corporate collaborations regarding the development of, clinical testing of, seeking regulatory approval for, and commercialization of, our current product candidates. Although we are currently seeking corporate collaborators for our current projects, we may be unable to establish any such corporate collaborations on favorable terms, or at all. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our product candidates or the generation of revenue.

             If we enter into corporate collaborations, our success will be highly reliant upon the performance of our future corporate collaborators. The amount and timing of resources to be devoted to activities by corporate collaborators are not within our direct control and, as a result, we will be unable to ensure that our future or existing corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our products. Our corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

             Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Because we are currently involved in only one collaboration, our ability to simultaneously manage a number of corporate collaborations is untested.

             The use of pharmaceutical products may expose us to product liability claims

             The products we will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance coverage for such liability is not available. At present, we have secured product liability coverage in an amount of (i) U.S.$5 million per incident and U.S.$5 million annual aggregate for each of the Phase II/III clinical trials for oxypurinol in the treatment of congestive heart failure and for the treatment of gout, (ii) U.S.$5 million per incident and U.S.$10 million annual aggregate for the Phase II clinical trials of RSD1235, and (iii) $2 million per incident and $8 million annual aggregate for the Phase I clinical trial of RSD1235 and Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough, one of our previous projects. Currently, we have no other product liability insurance. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

             We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

             Our research and development activities may involve the controlled use of hazardous materials and chemicals. Examples of hazardous materials and chemicals currently used in our facilities are acetopromazine, barium chloride and valproic acid. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a commercial general liability policy with coverage of up to $2 million per occurrence. We have also secured a blanket property insurance policy to cover up to $8.35 million for costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on our business, financial condition and results of operations.

             Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means

             In recent years, federal, state, provincial and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States and Canada and abroad may have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

             In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

             We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all

             We intend to generate revenue and expenses internationally which are likely to be denominated in United States and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for our products in such jurisdictions or losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

AUDITORS, TRANSFER AGENT AND REGISTRARS

             The auditors of the Company are Ernst & Young LLP, Chartered Accountants, located at Suite 2300, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.

             The Company's registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1925, PO Box 56, Toronto, Ontario, M5L 1B9.

LEGAL MATTERS

             Certain legal matters in connection with this offering will be passed upon by Catalyst Corporate Finance Lawyers, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Underwriters. As of the date hereof, the partners and associates of Catalyst Corporate Finance Lawyers, as a group, and the partners and associates of Fasken Martineau DuMoulin LLP, as a group, each own, directly or indirectly, less than 1% of the outstanding shares of Cardiome.

CONTRACTUAL RIGHT OF ACTION

             In the event that a holder of Special Warrants, who acquires Common Shares and Warrants upon the exercise of the Special Warrants as provided for in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this short form prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Special Warrants but also of the private placement transaction pursuant to which the Special Warrants were initially acquired, and shall be entitled in connection with such rescission to a full refund from the Company of all consideration paid by the holder to the Company on the acquisition of the Special Warrants. In the event such holder is an assignee of the interest of the original Special Warrant subscriber, such assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if it were the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of Special Warrants under the applicable securities legislation in the holder's province of residence or otherwise at law.

PURCHASERS' STATUTORY RIGHTS

             Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several provinces, securities legislation further provides a purchaser with remedies for rescission, or in some provinces, damages where the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.

             The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE COMPANY

Dated:      June 5, 2003

             This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Ontario and Quebec. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Robert W. Rieder" (signed)	"Douglas G. Janzen" (signed)
ROBERT W. RIEDER	DOUGLAS G. JANZEN
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Mark C. Rogers" (signed)	"Kim Sun Oh" (signed)
MARK C. ROGERS	KIM SUN OH
Chairman and Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated:      June 5, 2003

             To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Ontario and Quebec. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

YORKTON SECURITIES INC.

By:       "Michael Denny" (signed)

SPROTT SECURITIES INC.		TD SECURITIES INC.

By:	"Jeff Kennedy" (signed)	By:	"Margaret Hyde" (signed)

FIRST ASSOCIATES INVESTMENTS INC.

By:          "Patrick S. Leung" (signed)

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